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EXHIBIT 12.1

                              METALDYNE CORPORATION
           COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                          AND PREFERRED STOCK DIVIDENDS
                             (DOLLARS IN THOUSANDS)

                                                                   11/28 -      1/1 -
                                                                   12/31       11/27
                                                      2001          2000        2000         1999         1998          1997
                                                    ---------    ---------    ---------    ---------    ---------    ---------
EARNINGS (LOSS) BEFORE INCOME
 TAXES (CREDIT) AND FIXED CHARGES:
Income from continuing operations before
   income taxes and cumulative effect of
   accounting change, net ......................    $ (47,930)   $ (42,600)   $ 156,670    $ 139,470    $ 144,520    $ 190,290
Deduct equity in undistributed earnings of
   less-than-fifty percent owned companies .....       (8,930)       1,000      (14,210)      (9,800)      (8,530)     (46,030)
Add interest on indebtedness, net ..............      148,560       14,470       78,880       83,470       83,620       36,650
Add amortization of debt expense ...............       11,620          550        4,490        2,740        3,250          900
Estimated interest factor for rentals ..........        9,730          310        2,970        3,710        3,620        2,100
                                                    ---------    ---------    ---------    ---------    ---------    ---------
Earnings before income taxes and fixed
charges ........................................    $ 113,050    $ (26,270)   $ 228,800    $ 219,590    $ 226,480    $ 183,910
                                                    =========    =========    =========    =========    =========    =========

FIXED CHARGES:
Interest on indebtedness, net ..................    $ 148,560    $  14,460    $  78,640    $  83,760    $  84,080    $  36,770
Amortization of debt expense ...................       11,620          550        4,490        2,740        3,250          900
Estimated interest factor for rentals ..........        9,730          310        2,970        3,710        3,620        2,100
                                                    ---------    ---------    ---------    ---------    ---------    ---------
     Total fixed charges .......................      169,910       15,320       86,100       90,210       90,950       39,770
Preferred stock dividend requirement (a) .......        9,750          650         --           --           --         10,300
                                                    ---------    ---------    ---------    ---------    ---------    ---------
Combined fixed charges and preferred stock
dividends ......................................    $ 179,660    $  15,970    $  86,100    $  90,210    $  90,950    $  50,070
                                                    =========    =========    =========    =========    =========    =========

RATIO OF EARNINGS TO FIXED CHARGES .............           .7         (1.7)         2.7          2.4          2.5          4.6
                                                    =========    =========    =========    =========    =========    =========

RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS ..................           .6         (1.6)         2.7          2.4          2.5          3.7
                                                    =========    =========    =========    =========    =========    =========

(a) Represents amount of income before provision for income taxes required to meet the preferred stock dividend requirements of the Company and its 50% owned companies.
(b) The one-month period ended December 31, 2000 results from operations are inadequate to cover combined fixed charges and preferred stock dividends by $(41,600).


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